

August 8, 2013

Via E-mail
Mr. Mark Fioravanti
Chief Financial Officer
Ryman Hospitality Properties, Inc.
One Gaylord Drive
Nashville, TN 37214

> **Re: Ryman Hospitality Properties, Inc.**
> **Form 10-K for year ended December 31, 2012**
> **Filed on February 27, 2013**
> **File No. 001-13079**

Dear Mr. Fioravanti:

We have reviewed your response letter dated July 30, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 53

Liquidity, page 55

1.   We note your response to our prior comment one and the amount of personnel costs you have capitalized. Based upon the information provided, it appears that these amounts are material to your financial statements taken as a whole and these amounts need to be disclosed. In future filings, please separately quantify and disclose personnel costs capitalized to property and equipment for all periods presented within your MD&A.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief